UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the “Company”), dated July 17, 2025, announcing an update to the Company's merger with Golden Ocean Group Limited (“Golden Ocean”) including, but not limited to, the Special General Meeting of Golden Ocean shareholders being held on August 19, 2025 and the Form F-4 registration statement being declared effective on July 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: July 17, 2025

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer